ITEM 77M:  Mergers



         Morgan Stanley Tax-Exempt Securities Trust

     On December 10, 2002, at a Special Meeting of Shareholders of Morgan Stanley Select Municipal Reinvestment Fund ("Select Municipal"), Shareholders of Select Municipal approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") between Select Municipal and Morgan Stanley Tax-Exempt Securities Trust ("Tax-Exempt"), pursuant to which substantially all of the assets of Select Municipal would be combined with those of Tax-Exempt Fund and shareholders of Select Municipal would become shareholders Tax-Exempt receiving shares of Tax-Exempt with a value equal to the value of their holdings in Select Municipal (the "Reorganization"). The Reorganization Agreement was unanimously approved by the Board of Trustees on July 25, 2002.

     On December 13, 2002, the Reorganization Plan between
Select Municipal Reinvestment Fund and Tax Exempt was completed according to the terms set forth in the Reorganization Agreement.